AMENDED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

for

BEQUEST LEGACY FUND I, LLC

A Delaware Limited Liability Company

Dated as of August 2024

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH MEMBERSHIP INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

This **AMENDED LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (this "**Agreement**") for **BEQUEST LEGACY FUND I, LLC,** a Delaware limited liability company (the "**Company**"), is made and entered into effective as of August 26, 2024, by and among the persons set forth on the signature pages as Members (individually, a "**Member**," and collectively, the "**Members**").

R E C I T A L S

WHEREAS, the Company was formed under the Act pursuant to a Certificate of Formation filed on or about August 9, 2023, in the office of the Delaware Department of State; and

WHEREAS, the Members desire to enter into this Agreement to provide for, among other matters, the management of the business of the Company, the respective rights, obligations and interests of the Members to each other and to the Company and certain other matters.

A G R E E M E N T

NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions; Construction.

1.1. **Definitions.** When used in this Agreement, unless the context otherwise requires, the following terms shall have the meanings set forth below:

"**Accrued Interest**" means for the Series 1 Bondholders, a cash payment equal to seven and a half percent (7.5%) per annum of the face value of the purchase Series 1 Bond. All Accrued Interest payments shall be determined on the basis of a year of 360 days, as the case may be, for the actual number of days occurring in the period for which the Accrued Interest is being determined, cumulative to the extent not paid in any given year pursuant to Sections 4.1(a) and 4.2(a) hereof, of the face value of the Series 1 Bond, payable on a monthly basis commencing on the first day of the calendar month beginning after the sixtieth (60th) day subsequent to the date of the purchase of the Series 1 Bond, and thereafter by the fifteenth day of the calendar month subsequent to the month in which it accrues, provided that, the Manager may, at its sole discretion, defer such payments at any time during which the Company's cash flow is not sufficient to make the payments and still satisfy its working capital needs.

"**Act**" means the Delaware Limited Liability Company Act, 6 Del. §§ 18101,.et seq., as the same may be amended from time to time.

"**Adjusted Capital Contribution**" shall be equal to the excess, if any, of (a) the Capital Contributions of each of the Members, over (b) the aggregate distributions to such Members pursuant to Section 4.2(b) or (c) hereof as of such date.

"**Agreement**" means this Limited Liability Company Operating Agreement, as originally

executed and as amended and/or restated from time to time.

"**Asset Acquisition Fee**" has the meaning set forth in Section 7.3.2.

"**Asset Disposition Fee**" has the meaning set forth in Section 7.3.3.

"**Asset Management Fee**" has the meaning set forth in Section 7.3.1.

"**Authorized Representative**" has the meaning set forth in Section 11.12.

"**Bankrupt**" means, with respect to any Person: (a) the filing of an application by such Person for, or such Person's consent to, the appointment of a trustee, receiver, or custodian of its assets; (b) the entry of an order for relief with respect to such Person in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by such Person of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of such Person unless the proceedings and the trustee, receiver, or custodian appointed are dismissed within one hundred twenty (120) days; or (e) the failure by such Person generally to pay such Person's debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of such Person's inability to pay its debts as they become due.

"**Capital Account**" means with respect to any Member the capital account that the Company establishes and maintains for such Member pursuant to Exhibit B.

"**Capital Contribution**" means a contribution in cash or property to the capital of the Company (and if required by the context of this Agreement, "Capital Contribution" shall also refer to the total amount of cash and the fair market value of property so contributed).

"**Certificate**" means the Certificate of Organization of the Company originally filed with the Secretary of State of the State of Delaware, as amended and/or restated from time to time.

"**Class A Interests**" means the Membership Interests owned by the Class A Members.

"**Class A Member**" or "**Class A Members**" means and refers to the Person or Persons designated as a Class A Member or Members on Exhibit A to this Agreement.

"**Class B Interests**" means the Membership Interests owned by the Class B Members.

"**Class B Member**" or "**Class B Members**" means and refers to the Person or Persons designated as a Class B Member or Members on Exhibit A to this Agreement.

"**Class C Interests**" means the Membership Interests owned by the Class C Members.

"**Class C Member**" or "**Class C Members**" means and refers to the Person or Persons designated as a Class C Member or Members on Exhibit A to this Agreement.

"**Class D Interests**" means the Membership Interests owned by the Class D Members.

"**Class D Member**" or "**Class D Members**" means and refers to the Person or Persons designated as a Class D Member or Members on Exhibit A to this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the corresponding provisions of any succeeding law.

"**Company**" means the limited liability company organized in accordance with this Agreement.

"**Confidential Matter**" has the meaning set forth in Section 11.12.

"**Counsel**" has the meaning set forth in Section 11.11.

"**Employee**" means an individual or other Person who performs substantial services to or for the benefit of the Company, whether as an Employee, officer, Member, independent contractor or in any other capacity.

"**Financing Coordination Fee**" has the meaning set forth in Section 7.3.4.

"**Guaranteed Payment**" means a payment made by the Company to a Class C Member in consideration for services performed by the Class C Member in accordance with the determination of the Manager or as provided in this Agreement.

"**Majority Interest**" means, in connection with any vote, approval or consent of the Members, the affirmative vote, approval or consent of Members that, taken together, hold more than fifty percent (50%) of the aggregate of all Percentage Interests held by the Class of Members entitled to act on such matter.

"**Manager**" means the Person designated or appointed from time to time as provided in Section 7.1.

"**Member**" means each Person who (a) is identified as a Member on Exhibit A, has been admitted to the Company as a Member in accordance with the Certificate or this Agreement, or is an assignee who has become a Member in accordance with Section 8.5, and (b) has not withdrawn, been removed or if other than an individual, dissolved.

"**Membership Interest**" means a Member's entire interest in the Company including the Member's right to share in income, gains, losses, deductions, credits, or similar items of, and to receive distributions from, the Company pursuant to this Agreement and the Act, the right to vote or participate in the management of the Company to the extent herein provided or as specifically required by the Act, and the right to receive information concerning the business and affairs of the Company.

"**Net Cash From Operations**" means, for any fiscal year of the Company, the total cash collected by the Company from all sources (other than from Capital Contributions), including, without limitation, cash generated from real estate properties, cash generated from residential real estate notes or commercial notes, cash generated from gas and oil exploration, excavation and mining activities and cash generated from real estate loans, as well as the net amount received

from any sale of any part of the Company's property, other than a sale made in connection with the liquidation of the Company or a sale that generates Net Cash from Sales or Refinancings, less all operating expenses and fees actually paid, all loan payments paid, any cash expenditures for capital improvements, and any reserves which the Manager deems necessary or prudent to be set aside to meet working capital requirements, future liabilities and contingencies of the Company and less Guaranteed Payments to Class C Members for the year.

"**Net Cash from Sales or Refinancings**" means the total cash received by the Company from any sale or refinancing of all or substantially all of its assets or membership interests representing greater than a fifty percent (50%) Percentage Interest, less all expenses, including but not limited to any fees or commissions, named by the Company in connection with such transaction.

"**Notes**" means any one or more residential mortgage notes, financing notes or commercial notes held by the Company.

"**Parallel Fund**" has the meaning set forth in Section 9.9.1.

"Partnership Audit Rules" shall have the meaning set forth in Section 9.8.3.

"**Percentage Interest**" means, for each Member, the percentage interest set forth opposite the name of such Member on Exhibit A, as the same may be adjusted from time to time in accordance with this Agreement.

"**Permitted Transferee**" means (i) another Member, and (I) a descendant of a Member.

"**Permitted Trust**" means a trust whose only beneficiaries, to the extent of any interest whatsoever, are Permitted Transferees (excluding Permitted Trusts for purposes of this definition).

"**Person**" means any individual, general partnership, limited partnership, limited liability company, limited liability partnership, corporation, trust, estate, real estate investment trust, association, or other entity.

"**Preferred Return**" means for the Class A Members, a cash payment equal to eleven percent (11%) per annum of Adjusted Capital Contributions; for Class B Members, a cash payment equal to ten percent (10%) per annum of Adjusted Capital Contributions; for Class D Members, a cash payment equal to eight percent (8%) per annum of Adjusted Capital Contributions. All Preferred Returns shall be determined on the basis of a year of 360 days, as the case may be, for the actual number of days occurring in the period for which the Preferred Return is being determined, cumulative to the extent not distributed in any given year pursuant to Sections 4.1(a) and 4.2(a) hereof, of the Adjusted Capital Contribution of each Member, payable on a monthly basis commencing on the first day of the calendar month beginning after the sixtieth (60th) day subsequent to the date of the Class A, B or D Member's Capital Contribution, and thereafter by the fifteenth day of the calendar month subsequent to the month in which it accrues, provided that, the Manager may, at its sole discretion, defer such payments at any time during which the Company's cash flow is not sufficient to make the payments and still satisfy its working capital needs.

"**Redemption Date**" shall have the meaning set forth in Section 4.3.

"**Redemption Notice**" shall have the meaning set forth in Section 4.3.

"**Rules**" shall have the meaning set forth in Section 11.11.

"**Series 1 Bonds**" means the bonds issued by the Company to and owned by the Series 1 Bondholders.

"**Series 1 Bondholders**" means and refers to the Person or Persons holding Series 1 Bonds.

"**Transfer**" shall mean any sale, transfer, assignment, hypothecation, encumbrance or other disposition, whether voluntary or involuntary, whether by gift, bequest or otherwise. In the case of a hypothecation, the Transfer shall be deemed to occur both at the time of the initial pledge and at any pledgee's sale or a sale by any secured creditor.

1.2.**Rules of Construction.** The following rules of construction shall apply to this Agreement:

1.2.1. This Agreement shall be interpreted and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws provisions, but shall not be construed against the drafter of this Agreement.

1.2.2. The titles of the Sections herein have been inserted as a matter of convenience of reference only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

1.2.3. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, the singular shall include the plural, and vice versa, as the context may require.

1.2.4. The term "including" shall in all cases be interpreted as "including, but not limited to."

1.2.5. Each provision of this Agreement shall be considered severable from the rest, and if any provision of this Agreement or its application to any person or circumstances shall be held invalid and contrary to any existing or future law or unenforceable to any extent, the remainder of this Agreement and the application of any other provision to any person or circumstances shall not be affected thereby and shall be interpreted and enforced to the greatest extent permitted by law so as to give effect to the original intent of the parties hereto.

1.2.6. Unless the context clearly requires otherwise, words such as "herein" shall refer to this entire Agreement and not to a particular Section or provision, and references to particular "Sections" shall refer to the Sections of this Agreement.

2. Organizational Matters.

2.1.**Formation.** The Members have formed a Delaware limited liability company under the Act through the filing of the Certificate with the Delaware Secretary of State and by entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement.

2.2.**Name.** The name of the Company is "Bequest Legacy Fund I, LLC." The business and affairs of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager may deem appropriate or advisable. The Manager shall file any fictitious name certificates and similar filings, and any amendments thereto, that may be appropriate or advisable.

2.3.**Term.** The existence of the Company commenced on the date of the filing of the Certificate with the Secretary of State of the State of Delaware, and shall continue for 7 years thereafter, at which time the Company will begin the process of winding down the Company's affairs and the assets held by the Company will be liquidated and the investors' capital contributions will be returned, pro rata, as the assets are liquidated.

2.4.**Principal Office; Registered Agent.** The principal office of the Company shall be as determined by the Manager from time to time. The Company shall continuously maintain a registered agent and office in the State of Delaware as required by the Act. The registered agent shall be as stated in the Certificate or as otherwise determined by the Manager.

2.5.**Purpose.** The purpose of the Company is to invest in other funds, companies, and investment vehicles that (i) purchase performing loans including residential real mortgage notes, commercial mortgage notes and business loans with the goal of managing the servicing of these notes to collect loan payments as they come due or engage in private lending transaction and using the proceeds of all such loans to pay the Class A Members the amounts due to them and to cover the operating expenses of the Company; (ii) purchase or participate in real estate transactions including, but not limited to, commercial real estate and real estate related technology opportunities; and (iii) purchase or participate in energy mining, production, and exploration endeavors. The Company intends to use the proceeds of such investments to operate the Company and to pay the Preferred Return/Accrued Interest. The Company reserves the right to carry on any other lawful business, purpose, or activity incidental or related to the foregoing that may be carried on by a limited liability company under applicable law.

3. Percentage Interests; Provisions Related to Capital

3.1.**Percentage Interests.** The name and Percentage Interest of each Member as of the date hereof is set forth on Exhibit A attached to this Agreement.

3.2.**Capital Contributions**. As of the date of this Agreement, each Member has made Capital Contributions in the amount set forth opposite the name of such Member on Exhibit A. No Member shall be required at any time to make any additional contributions to the capital of the Company, or be obligated or required under any circumstances to restore any negative balance in his, her or its Capital Account. Exhibit A shall be amended from time to time to reflect any Capital Contributions made by the Members after the date of this Agreement, as well

as the addition of new members.

3.3.**Additional Capital Contributions.**

3.3.1. No Member shall be obligated to make any additional capital contributions to the Company. If the Company requires additional capital for its operations the Manager may, in his sole discretion, issue a call for additional capital contributions to the Class C Members, in which case the Class C Members will have the opportunity, but shall in no event be obligated, to make additional contributions to the Company in proportion to their Percentage Interests. If any Class C Member shall fail to make his proportionate share of any such additional capital contribution, any other Class C Member may make such contribution, and the Percentage Interests of the Class C Members shall be adjusted as set forth in Section 3.3.2 below.

3.3.2. If one or more Class C Members shall fail to contribute his or her proportionate share of any additional capital contributions under Section 3.3.1, the Capital Accounts of the Class C Members shall be adjusted to reflect (i) the additional capital contributions and (I) the net gain or loss that would have been allocated to each Class C Member under this Agreement if all of the assets of the Company (other than the newly contributed assets) had been sold for their fair market values, and the resulting gain or loss (determined by reference to the prior Gross Asset Value of such assets) had been allocated to the Class C Members in accordance with the terms of this Agreement. Such adjustments to the Capital Accounts shall be made in accordance with Regulation §1.704-(1)(b)(2)(iv)(f). For this purpose, the fair market value of the assets of the Company shall be determined by the Manager. After the Capital Accounts have been adjusted as provided in this Section 3.3.2, the Percentage Interest of each Class C Member shall be adjusted to equal that percentage obtained by dividing the positive balance in such Class C Member's Capital Account by the sum of the positive Capital Account balances of all the Class C Members.

3.4.**Authorization to Issue Bonds**. The Company is authorized to issue bonds is such amounts and on such terms as the Manager, in the Manager's sole discretion, determines is appropriate. As of the Effective Date of this Amended Operating Agreement, the Manager authorizes the issuance of the Series 1 Bonds, which shall bear interest at a rate of 7.5% per annum, amortized over a five (5) year term. The Series 1 Bonds shall have a maturity date of five (5) years and may be purchased in denominations of at least $10,000.00.

3.5.**Advances.** If the Company requires additional funds for the fulfillment of its purposes, the Company may borrow funds from one or more Members, or from Persons related to one or more Members, on such terms as the Manager and the party or parties making such loans may agree. Unless otherwise agreed by the party or parties making such loans, all loans made under this Section 3.4 shall be repaid in full, with interest, before any distributions are made to the Members under this Agreement.

3.6.**Capital Accounts.** The Company shall maintain an individual Capital Account for each Member in accordance with the provisions set forth in Exhibit B attached hereto.

3.7.**No Interest.** No Member shall be entitled to receive interest on such Member's Capital Contributions.

3.8. **No Withdrawal.** No Member shall have the right to withdraw such Member's Capital Contributions or to demand and receive property of the Company or any distribution in return for such Member's Capital Contributions, except as may be specifically provided in this Agreement or required by the Act.

4. Distributions to Members.

4.1. **Net Cash From Operations**. Except as otherwise provided in Article 10 hereof, Net Cash From Operations, if any, shall, if practicable, and in the sole discretion of the Manager, be distributed monthly, or at such times as the Manager may determine, in the following order and priority:

(a) First, to the Class A, B and D Members, and the Series 1 Bondholders, on a pari passu basis, to the extent of the excess, if any, of (i) the cumulative Operating Preferred Return/Accrued Interest for such Class A, B, or D Member or Series 1 Bondholder for which the payment due date has occurred from the inception of the Company to the end of such month, over (iiii) the sum of all prior distributions to such Member pursuant to this Section 4.1(a) and Section 4.2(a);

(b) The balance, if any, to the Class C Members (pro rata with and in proportion to the Interests owned by each such Class C Member).

4.2. **Net Cash From Sales or Refinancings.** Except as otherwise provided in Article 10 hereof, Net Cash From Sales or Refinancings shall, if practicable, be distributed monthly, or at such times as the Manager may determine, in the following order and priority:

(a) First, to the Class A, B and D Members, and the Series 1 Bondholders, on a pari passu basis, to the extent of the excess, if any, of (i) the cumulative Operating Preferred Return/Accrued Interest for such Class A, B, or D Member or Series 1 Bondholder for which the payment due date has occurred from the inception of the Company to the end of such month, over (iiii) the sum of all prior distributions to such Member pursuant to this Section 4.1(a) and Section 4.2(a);

(b) The balance, if any, to the Class C Members (pro rata with and in proportion to the Interests owned by each such Class C Member).

4.3. **Redemption of Class A, B and D Membership Interests.** The Company has the option by delivering written notice to a Class A, B or D Member at any time (the "**Redemption Notice**") to force the redemption of their Interest. The option to force a redemption shall be in the sole discretion of the Manager. At any time subsequent to the third anniversary of the date on which a Member makes its Capital Contribution to purchase a Class A or B Membership Interest, or two (2) years for a Class D Member, any Member, each at their own option, shall have the right to redeem all, but not less than all, of the Class A, B or D Member's Membership Interest by delivering a Redemption Notice to the Company. The Company shall fix a date for the redemption which shall not be more than ninety (90) days after the date of the Redemption Notice (the "**Redemption Date**"). On the Redemption Date, the Company shall pay the Member the amount of its accrued but unpaid Preferred Return plus its Adjusted Capital Contributions as of the Redemption Date out of Net Cash from Operations.

4.4. **Maturity of Bonds**. The Company has the option by delivering written notice to a Series 1 Bondholder at any time (the "Redemption Notice") to force the redemption of their Series 1 Bond. The option to force a redemption shall be in the sole discretion of the Manager. At any time subsequent to the fifth (5th) anniversary of the date on which a Series 1 Bondholder makes its purchase of the Series 1 Bond, the Bondholder may, at their own option, have the right to redeem all, but not less than all, of the Series 1 Bond by delivering a Maturity Notice to the Company. The Company shall fix a date for the redemption which shall not be more than ninety (90) days after the date of the Maturity Notice (the "Redemption Date"). On the Maturity Date, the Company shall pay the Member the amount of its accrued but unpaid Accrued Interest plus the face value of the Series 1 Bond.

5. Allocation of Profit and Loss. After giving effect to the special allocations set forth in Exhibit B, Profits and Losses (or items thereof) shall be allocated to the Members in a manner that will result in the Capital Account balance for each Member (which balance may be negative or positive), after adjusting the Capital Account for all Capital Contributions and distributions and any special allocations required pursuant to this Agreement for the current and prior fiscal year, being, as nearly as possible) equal to (i) the amount that would be distributed to the Member if the Company were to sell all its assets at their current Gross Asset Value, pay all liabilities of the Company (limited, with respect to any nonrecourse liabilities, to the value reflected in the Member's Capital Accounts for the assets securing such nonrecourse liabilities), and distribute the proceeds thereof in accordance with Section 10.5, minus (I) the Member's Share of Company Minimum Gain and member Nonrecourse Debt Minimum Gain.

6. Members.

6.1.**Limited Liability.** Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort or otherwise.

6.2.**Authority of Members**.

6.2.1. The Members, acting solely in their capacities as Members, shall have the right to vote on, consent to, or otherwise approve only those matters as to which this Agreement specifically requires such approval. The Class C Members shall be entitled to vote on all matters presented to the Members. The Class A, B and D Members shall only be entitled to vote during any period in which the Company has not paid an Preferred Return to the Class A, B and/or D Members after its due date. In such instances, any Member may elect to call a vote on any particular investment position or asset by delivering written notice to the Manager by way of first-class mail. The notice must identify the issue that will be voted upon. Upon receipt, the Manager will call as meeting as set forth in Section 6.4 below. The meeting shall be via video conferencing. Upon the vote or approval by written consent of a Majority in Interest of the Class A, B and D Members upon a default by the Company of a payment owed to a Class A, B or D Member, the Manager and the Class C Members shall be obligated to take the action as requested by the Class A, B and D Members.

6.2.2. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company.

6.3.**No Dissociation.** A Member may not resign, withdraw or otherwise dissociate from the Company prior to the dissolution and winding up of the Company. Nothing in this Agreement shall be interpreted as giving a Member the right to withdraw from the Company.

6.4.**Meetings of Members; Action by Consent.**

6.4.1. Meetings of the Members may be called by the Manager. Written notice of the time and place of a meeting shall be given to each Member at least two (2) business days in advance of the date of the meeting. Meetings shall be held at the principal office of the Company or at such other location as specified in the notice, in the sole discretion of the Manager. A Member may attend either in person or by proxy. The presence in person or by proxy of Members holding at least a Majority Interest shall constitute a quorum at any meeting.

6.4.2. Meetings of the Class A, B and D Members may be called by any five (5) Class A, B and/or D Members. Written notice of the time and place of a meeting shall be given to each Member at least two (2) business days in advance of the date of the meeting. Meetings shall be held at the principal office of the Company or at such other location as specified in the notice, in the sole discretion of the Manager. Members may attend either in person or by proxy. The presence in person or by proxy of Class A, B and D Members holding at least a Majority Interest of the collective Class A, B and D Membership Interests, shall constitute a quorum at any meeting. The vote or approval of a majority of the Class A, B and D Members in attendance at any meeting of the Members shall decide any matter presented for a vote or consent of the Class A, B and D Members.

6.4.3. Any action or decision required or permitted to be taken by the Members or a class of Members under this Agreement may be taken without a meeting if consent in writing setting forth the action so taken is signed and delivered to the Company by Members representing not less than the minimum Percentage Interest necessary under this Agreement to approve the action. The Manager shall notify the Members or class of Members of all actions taken by such consents.

6.4.4. The Class C Members shall be the only Members entitled to vote on matters presented to the Members. Except as set forth in Section 6.2.1, the Class A, B and D Members shall not have any voting rights with respect to matters presented to the Members.

6.5. **Admission of Additional Members.** The Manager may, in his sole discretion, admit additional Members to the Company in exchange for such additional Capital Contributions as the Manager may determine. No additional Member shall become a Member until such additional Member has made any required Capital Contribution and has become a party to this Agreement, and upon the admission of an additional Member the Percentage Interests of all existing Members shall be diluted proportionately.

6.6. **Compensation of Members**. Class C Members who perform services for the Company shall be entitled to receive Guaranteed Payments as determined in the sole discretion of the Manager.

7. Manager

7.1. **Designation of Manager.** The Manager shall be elected solely by the Class C Members voting alone as a class. BEQUEST CAPITAL, LLC is presently designated as the Manager of the Company, to serve until its resignation or removal. If the Manager shall cease to serve as Manager due to resignation or removal, a replacement Manager shall be designated by the Class C Members. The Manager need not be a Member of the Company or a resident of the State of Delaware.

7.2.**Duties and Authority of Manager**

7.2.1. The Manager shall have full, exclusive and complete discretion, power and authority, subject to the provisions of this Agreement, to manage, control, administer and operate the business and affairs of the Company, including the power to (i) acquire, lease, sell or trade real and personal property on behalf of the Company, (ii) borrow money for or otherwise incur obligations for the Company and execute and deliver notes and mortgages consenting to the confession of judgment against the Company, (iii) lend money to any third party, including affiliates of the Class A, B and D Members, solely for the purpose of acquiring investment assets, (iv) make any expenditures necessary or appropriate in connection with the management of the affairs of the Company; and (v) to make investments, and/or take any actions in furtherance of, the purpose of the Company as provided for in Section 2.5.

7.2.2. The Manager shall not do any act in contravention of this Agreement, or possess Company property or assign rights in Company property other than for Company purposes. The Manager shall have no authority to create any note, mortgage, pledge or other obligation, or enter into any guarantee or suretyship agreement, which provides that any Member shall be personally liable for the payment of all or any part thereof, without the express written consent of each Member who will be held personally liable thereunder.

7.2.3. The Manager shall devote only as much time to the business and affairs of the Company as necessary for the proper performance of his or her duties.

7.2.4. The Manager shall perform his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would use under similar circumstances.

7.3. **Reimbursement of Expenses; Fees.** The Company shall reimburse the Manager for the actual cost paid or incurred by him for goods, materials, and services used by or for the Company. The Manager may be paid such fees as approved from time to time by the Class C Members. The Class C Member hereby authorizes and approves payment of the following fees:

7.3.1. The Manager or its designated affiliate(s) will receive an annual Asset Management Fee of two and one-half percent (2.5%) of the total Capital Contributions until such time as the Fund is liquidated. For the avoidance of doubt, the first day of the month following the

day on which a Capital Transaction occurs, the Asset Management Fee will be calculated based on the total Capital Contributions less the allocable portion of capital attributable to the Capital Transaction. The Asset Management Fee shall be paid on a quarterly basis.

7.3.2. The Manager or its affiliate shall be entitled to an Asset Acquisition Fee of two percent (2%) of the acquisition price for each asset purchased.

7.3.3. The Manager or its affiliates shall be entitled to receive a Financing Coordination Fee equal to one percent (1%) of the principal amount of each loan placed on the Asset funded by a third party, whether at the time of acquisition or pursuant to a Refinancing Transaction. This Financing Coordination Fee will be in addition to any fees paid to third parties, such as mortgage brokers. The Manager may defer or waive any or all of any Financing Coordination Fees at its discretion.

7.3.4. The Manager and/or its Affiliates may receive a market rate property management fees and costs, to be paid monthly, for investments owned and operated by the Fund in addition to the costs of all expenses related to the operations and maintenance of the property. In addition, the Manager and/or its Affiliates may receive market rate fees and costs for any construction, construction management, repair and maintenance work performed, real estate and loan brokerage fees with respect to such services provided to each such property.

7.3.5. The Manager and/or its Affiliates may receive compensation from the Fund for providing loans, including, but not limited to, purchasing mortgages, refinancing mortgages, and construction lines of credit. Such loans, if any, will be on terms that the Manager believes to be no less favorable to the Fund than generally available from third parties; however, loan terms will be established by the Manager and not as a result of arm's length negotiations.

7.4.**Liability; Indemnification**.

7.4.1. **Liability of Member or Manager**. No Member or Manager shall be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, solely by reason of participating in the management of the Company. No Member or Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member in his capacity as such, unless the act giving rise to the claim for indemnification is determined by a court to have constituted fraud or willful misconduct on the part of the Member or Manager.

7.4.2. **Indemnification**. A Member or Manager shall be entitled to indemnification from the Company for any loss, damage, expense or claim incurred by such Person by reason of any act or omission performed or omitted by such Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Person by this Agreement, unless the act or omission giving rise to the claim for indemnification is determined by a court to have constituted fraud or willful misconduct on the part of such Person; provided, however, that any indemnity under this Section 7.4.2 shall be provided out of and to the extent of Company assets only, no debt shall be incurred by the Members in order to provide a source of funds for any indemnity, and no Member shall have any personal liability (or any liability to make any additional Capital Contributions) on account thereof.

7.4.3. **Expenses**. Expenses (including reasonable legal fees) incurred by a Member or Manager in such Person's capacity as such in defending any claim, demand, action, suit, or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of an undertaking by or on behalf of such Person to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in this Section 7.4.3.

7.5. **Designation of Officers**. The Manager hereby designates Martin Saenz and Shawn Muneio as Co-President of the Company.

7.6. **Competing Activities.** A Manager may engage or invest in, directly or indirectly, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company; and neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. No Manager shall be obligated to present any investment opportunity or prospective economic advantage to the Company. Each Member acknowledges that the Manager might own or manage other businesses, and each Member hereby waives any and all rights and claims that he may otherwise have against the Manager as a result of any such permitted activities. Each Member acknowledges and agrees that it does not have any right in or to such other businesses or to the income or proceeds derived therefrom.

8. Transfer of Membership Interests.

8.1. **Basic Restrictions.** A Member may not Transfer all or part of the Member's Membership Interest to a person or entity (hereinafter sometimes referred to as an "**Assignee**") unless the Transfer is made in accordance with the provisions of this Section 8. Any purported Transfer in violation of the provisions of this Section 8 shall be null and void and any non-transferring Member, in addition to any other remedies available under this Agreement and at law, in equity and otherwise, may seek to enjoin the Transfer and the transferring Member, or the Member's legal representatives, agrees to submit to the jurisdiction of any court of the State of Delaware and to be bound by any order of the court enjoining the purported Transfer. If a Transfer of a Membership Interest occurs (including a Transfer otherwise prohibited hereby that the Company is compelled by law, judicial process or otherwise to recognize), the Assignee shall have only the rights of an assignee who is not admitted as a Member unless the transferee is admitted as a Member pursuant to Section 8.5 below. An Assignee shall (i) only acquire the transferor's rights to distributions and allocations as provided in Sections 4 and 5 of this Agreement with respect to the Membership Interest (or part thereof) subject to such Transfer (which, as to distributions, shall be subject to the Company's right of offset to satisfy any debts, obligations or liabilities that the transferor Member or the Assignee may have to the Company), (I) have no rights to any information or accounting of the affairs of the Company, (Ii) not be entitled to inspect the books or records of the Company, (iv) not have any other rights conferred on a Member in this Agreement or by law (including, where applicable, the right to grant or withhold approval on any matter that requires the approval of the Members under this Agreement or by law), and (v) not have any right to receive notice of any act, circumstance, event or proposed event or action of which Members are otherwise entitled to receive notice pursuant to this Agreement, or on which Members are otherwise entitled to act or to express consent or dissent.

8.2. **Lifetime Transfers by Members.** During the lifetime of a Member, a Member may only Transfer all or a portion of his or her Membership Interest to a Permitted Transferee or a Permitted Trust or if the Transfer is approved in writing by the Manager.

8.2.1. **Additional Requirements**. Unless such requirement is waived by the Manager, no Transfer of any Membership Interest may be made unless the Company shall have received, at the expense of the Member seeking to effect the Transfer, an opinion of counsel satisfactory to the Manager that the proposed Transfer (i) may be effected without registration of the Membership Interest under the Securities Act of 1933, as amended, (ii) would not be in violation of any applicable state securities or "Blue Sky" law (including investment suitability standards) and (iii) will not cause a termination of the Company for federal income tax purposes.

8.2.2. **Successive Transfers**. If a Membership Interest is transferred under this Section 8.2 to a Permitted Transferee, the only Permitted Transferees of such Assignee (and of any subsequent Assignee of such transferred Membership Interest or any portion thereof) shall be the Permitted Transferees of the original transferor Member.

8.3. **Bequest of Interests.** The bequest by a Member of all or any portion of the Member's Membership Interest shall not be permitted or effective without written approval of the Manager.

8.4. **Bankruptcy of a Member; Involuntary Transfers.** If any Member becomes Bankrupt, the following shall apply:

8.4.1. The trustee in bankruptcy or other successor in interest of the Bankrupt Member shall be entitled to receive the shares of revenues and other income, receipts, or gain which the Bankrupt Member would have been entitled to receive under the terms of this Agreement (net of the Member's share of the Company costs, expenses and losses) until the time, if any, that the Membership Interest of the Bankrupt Member is purchased as described in Section 8.4.2., but the trustee in bankruptcy or other successor in interest shall not thereby become a Member, nor have any of the other rights herein conferred upon the Bankrupt Member.

8.4.2. At any time after the occurrence of the bankruptcy, the Company and the other Members shall have the right, but not the obligation, to purchase the Bankrupt Member's Membership Interest for, in the case of a Class A, B or D Interest, the Adjusted Capital Contribution of the Member, plus any accrued but unpaid Preferred Return.

8.4.3. If all or a portion of the Membership Interest held by a Member is transferred in violation of Section 8.2 hereof or is transferred involuntarily or by operation of law (including without limitation a Transfer made in connection with divorce or other legal proceedings or as a result of the death of a Member), and if the Company is compelled by law, judicial process or otherwise to recognize such Transfer, then the Member who held such Membership Interest shall be considered a Bankrupt Member, and the provisions of Sections 8.4.1 and 8.4.2 above shall apply to the Membership Interest (or portion thereof) that was transferred involuntarily or by operation of law.

8.5. **Admission of Assignee as Substitute Member.** An Assignee who acquires all or any portion of an existing Member's Membership Interest shall not be admitted to the Company

as a substitute Member unless, in addition to meeting the other requirements set forth in this Section 8, the additional requirements set forth in this Section 8.5 are satisfied:

8.5.1. the Manager consents to such substitution, which consent may be given or withheld for any reason which the Manager deems appropriate or for no reason;

8.5.2. the assigning Member grants the Assignee the right to be admitted as a substitute Member, provided however, that such grant shall not be required in the case of a Transfer which occurs by reason of the death, dissolution or bankruptcy of the assigning Member;

8.5.3. the Assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart thereof and other documents or instruments as the Manager may require in order to effect the admission of the Assignee as a Member; and

8.5.4. if required by the Manager, the Assignee pays to the Company a sum that is sufficient to cover all expenses (including legal fees) connected with the admission of the Assignee as a substitute Member pursuant to this Agreement and the Act.

9. Books and Records; Accounting; Tax Matters.

9.1. **Books and Records.** The Manager may, in his discretion, cause the books and records of the Company to be kept, and the financial position and the results of its operations to be recorded, in accordance with the generally accepted accounting methods. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business.

9.2. **Delivery to Members and Inspection**. Subject to such standards as may be established by the Manager, upon the request of any Member for purposes reasonably related to the interest of that Person as a Member, the Manager shall make available to the requesting Member information required to be maintained by Section 9.1, provided that, no Member shall be entitled to see the Percentage Interest allocated to other Members on Exhibit A hereto or the Schedule K-1's of any other Member filed with any income tax return of the Company. Any request, inspection, or copying of information by a Member under this Section 9.2 may be made at such Members' expense by a Member or such Member's agent or attorney.

9.3. **Financial Statements.** The Manager shall provide any Member with such unaudited financial statements of the Company as such Member may from time to time reasonably request. Commencing with 2023, the Company intends to provide audited financial statements to Members. Such audited financial statements shall be provided within six months after the end of the year that is being audited.

9.4. **Tax Returns**. The Manager shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (or ten (10) days before such later extension date permitted under the Code for filing individual income tax returns), or as soon as practicable thereafter, such information as is necessary to complete such Member's federal and state income tax or information returns. The Manager shall cause the income tax and information returns for the Company to be timely filed with the appropriate authorities.

9.5. **Other Filings**. The Manager also shall cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules and regulations.

9.6. **Bank Accounts**. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

9.7. **Accounting Decisions and Reliance on Others**. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

9.8.**Tax Matters**.

9.8.1. **Status of Company as Partnership**. It is intended that the Company shall be treated as a partnership for federal and state income tax purposes. Unless the Manager and Members holding at least a Majority Interest agree in writing, neither the Company nor any Member may make an election for the Company to be taxable as a corporation for federal income tax purposes or to be excluded from the application of the provisions of subchapter K of chapter I of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

9.8.2. **Tax Elections**. Except as otherwise provided in this Agreement, including Section 9.8.1 above, the Manager may cause the Company to make any elections permitted under applicable tax law.

9.8.3. **Partnership Representative**. Martin Saenz is hereby designated as the "**Partnership Representative**" of the Company as defined under Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof) (the "**Partnership Audit Rules**"). In this capacity, the Partnership Representative shall represent the Company in any disputes, controversies or proceedings with the IRS or with any state or local taxing authority and is hereby authorized to take any and all actions that it is permitted to take when acting in that capacity, including making the election under Section 6226 of the Code to have the Members take tax adjustments into account on their own tax returns. The Company shall reimburse the Partnership Representative for all costs and expenses incurred by it in performing its duties as the Partnership Representative (including legal and accounting fees and expenses). Nothing herein shall be construed to restrict the Company from engaging an accounting firm or a law firm to assist the Partnership Representative in discharging its duties hereunder. The Manager may replace the Partnership Representative at any time without the approval or consent of the Members of the Company.

9.8.4 **Special Allocation of Items Resulting from Company Audits.** The Partnership Representative may make special allocations of income, gain, loss, or deduction in

order to correct for distortions arising from an audit under the Partnership Audit Rules. Allocations made under this Section 9.8.4 shall preserve, to the greatest extent permitted by law, the after-tax economic arrangement of the Members.

9.8.5 **Payment and Refund of Tax Pursuant to Partnership Audit Rules**.

(a) The Company shall timely pay any taxes due under Section 6225 of the Code as amended by the Partnership Audit Rules. Any amount paid by the Company under this Section that is attributable to any Membership Interest shall be treated as distributed to the holder of such interest at the time that the payment is made by the Company. Any deemed distribution under this Section shall be credited against distributions otherwise payable on such Membership Interest. For the avoidance of doubt, in the event that a Membership Interest to which this Section applies is held by a different Member during the Reviewed Year than in the Adjustment Year (as such terms are defined in Code as amended by Partnership Audit Rules) the Member holding the Membership Interest in the Adjustment Year shall be treated as receiving the distributions called for herein.

(b) In the event that the Company receives any refund of taxes paid, such refund shall, to the extent feasible, be apportioned and distributed among the Members in such a manner as to offset any prior payment of taxes made by such Members pursuant to Section 9.8.5(a).

(c) In the event that the Code Section 702(a)(8) income of the Company is decreased (or its Section 702(a)(8) loss is increased) as a result of the operation of 6225 of the Code as amended by Partnership Audit Rules, such decrease (or increase in loss) shall be proportionately specially allocated to the Member or Members whose income was decreased (or loss increased) in the Reviewed Year.

9.9. **Parallel Funds, Special Purpose Entities and Co-Investment Opportunities**.

9.9.1. The Manager may, in its discretion and to the extent permitted by applicable law, create or sponsor partnerships or other vehicles that will be formed for participating pro rata and pari passu in the portfolio companies of the Fund (each, a "**Parallel Fund**"). The Parallel Fund may consist of certain investors who for a variety of reasons may not wish to participate in the investments through the Fund. Any costs associated with the formation and administration of a Parallel Fund will be paid by the investors in the Parallel Fund. The Manager or an Affiliate will be the manager of the Parallel Fund unless such an arrangement were to become prohibited. The Parallel Fund will contain terms, rights, restrictions and obligations for its investors as the Manager may determine in its sole discretion, which may include terms that are more favorable than the terms offered to the Investors. No Parallel Fund shall at any time sell, exchange, transfer or otherwise dispose of an interest in a portfolio company that was acquired as a co- investment with the Company unless (i) the Company and the Parallel Fund sell, exchange, transfer or otherwise dispose of, at substantially the same time, their interest in such portfolio company, and the aggregate amount of such interest sold, exchanged, transferred or otherwise disposed of by the Fund and the Parallel Fund is allocated among the Company and the Parallel Fund pro rata in proportion to the aggregate amounts respectively invested by the Company and the Parallel Fund on such portfolio company; and (I) the terms of such rate, exchange, transfer or other disposition, except to the extent necessary to address regulatory or other legal considerations, are substantially

the same as those applicable to such rate, exchange, transfer or other disposition by the Fund at such time.

9.9.2. Where the Manager deems it appropriate, the Company may use special purpose entities as subsidiaries, including corporations, limited liability companies and limited partnerships to make and hold investments. The Manager may also cause the Company to invest through corporations, limited liability companies, limited partnerships, joint ventures (both with third parties and affiliates of the Manager), or other arrangements in which the Company has an economic interest and where such arrangements are reasonably expected to preserve in all material respects the overall economic relationship of the Members.

9.9.3. At any time, the Manager or an Affiliate thereof may in its sole and absolute discretion provide any Person (including the Manager, any Affiliate or employee thereof, any Member, or any third party) with the opportunity to co-invest (other than in their capacity as Member, if applicable) with the Company in particular Asset on such terms as the Manager or such Affiliate may determine in its sole and absolute discretion, which may include terms that are more favorable than the terms offered to the Members pursuant to this Agreement. Any such co-investment may, if the Manager so requires, be made through one or more investment partnerships or other vehicles formed to facilitate such co-investment. Each such vehicle will be controlled by the Manager or an Affiliate. Any such offer may be made to such Persons in such proportions as the Manager shall determine in its sole and absolute discretion, and the Manager may allocate such portion of an investment opportunity as the Manager determines in its sole and absolute discretion to be appropriate. Participation by a Member or other Person in a co-investment opportunity, whether directly or through a co-investment vehicle, shall be entirely the responsibility and investment decision of such Person, and none of the Fund or the Manager or any of their respective Affiliates shall assume any risk, responsibility or expense, or be deemed to have provided investment advice, in connection therewith.

10. Dissolution And Winding Up

10.1. **Dissolution.** The Company shall be dissolved, its assets shall be disposed of, and its affairs shall be wound up on the first to occur of the following:

10.1.1. Seven (7) years from the receipt of the first Capital Contribution to the Company, unless extended in the sole discretion of the Manager;

10.1.2. The occurrence of any event of dissolution specified in the Certificate;

10.1.3. The entry of a decree of judicial dissolution;

10.1.4. The vote of the Manager and a Majority in Interest of the Class C Members; or

10.1.5. The sale of all or substantially all of the assets of the Company.

The Company shall not be dissolved upon the bankruptcy or other event of dissociation with respect to any Member of the Company, unless there are no remaining Members to continue the Company.

10.2. **Winding Up.** Upon the occurrence of any event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of the Company, shall either cause its assets to be sold to any Person or distributed to a Member, and if sold, as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 10.5 herein. The Person(s) winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. All actions and decisions required to be taken or made by such Person(s) under this Agreement shall be taken or made only with the consent of all such Person(s).

10.3. **Distributions in Kind.** Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the gain or loss that would have been included in the amounts allocated pursuant to Section 5 and Exhibit B if such asset were sold for such value. Such gain or loss shall then be allocated pursuant to Section 5 and Exhibit B, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to).

10.4. **Determination of Fair Market Value.** For purposes of Sections 10.2 and 10.3, the fair market value of each asset of the Company shall be determined by the Manager.

10.5. **Order of Distributions Upon Liquidation.** After determining that all known debts and liabilities of the Company in the process of winding up, including without limitation debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, and adequate reserves have been established to pay all liquidation, dissolution and final expenses, the remaining assets shall be distributed as follows:

(a) First, to the Class A, B and D Investor Members, and the Series 1 Bondholders, on a pari passu basis, to the extent of the excess, if any, of (i) the cumulative Preferred Return/Accrued Interest for such Investors, from the inception of the Company to the end of such year, over (ii) the sum of all prior distributions to such Investors in payment of the Preferred Return/Accrued Interest;

(b) Second, to Class A, B and D Investor Members, and the Series 1 Bondholders, on a pari passu basis, in proportion to and to the extent of their Adjusted Capital Contributions (or bond face value in the case of Series 1 Bondholders);

(c) Third, to the Class C Members on a pari passu basis, in proportion to and to the extent of their Adjusted Capital Contributions; and

(d) The balance, if any, to the Class C Members pro rata in accordance with their Percentage Interests.

Liquidating distributions shall be made by the end of the Company's taxable year in which the Company is liquidated, or, if later, within ninety (90) days after the date of such liquidation.

10.6. **Limitations on Payments Made in Dissolution.** Each Member shall be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance. Notwithstanding that the assets of the Company remaining after payment of or due provision for all debts, liabilities, and obligations of the Company may be insufficient to return the Capital Contributions or share of Profits reflected in such Member's positive Capital Account balance, a Member shall have no recourse against the Company or any other Member. No Member shall be required to restore a negative Capital Account balance.

10.7. **Certificate of Cancellation.** Upon completion of the winding up of the affairs of the Company, the Manager, or other Person(s) winding up the affairs of the Company, shall cause to be filed in the office of, and on a form prescribed by, the Secretary of State of the State of Delaware, a certificate of cancellation as provided in the Act.

10.8. **Termination.** The Company shall terminate when all of the assets of the Company have been distributed in the manner provided for in this Section 10, and the certificate of dissolution is filed in accordance with Section 10.7.

10.9. **No Action for Dissolution.** Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a dissolution of the Company.

11. Miscellaneous

11.1. **Complete Agreement.** This Agreement (including any schedules or exhibits hereto) and the Certificate constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members or any of them. No representation, statement, condition, or warranty not contained in this Agreement or the Certificate shall be binding on the Members or have any force or effect whatsoever. To the extent that any provision of the Certificate conflicts with any provision of this Agreement, the terms of this Agreement shall control as between the parties hereto.

11.2. **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

11.3. **Parties in Interest.** Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

11.4. **Attorneys' Fees.** In any dispute between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such dispute shall be entitled, in

addition to such other relief as may be granted, to the reasonable attorneys' fees and court or arbitration costs incurred by reason of such litigation or arbitration.

11.5. **Additional Documents and Acts.** Each Member agrees to execute and deliver, from time to time, such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out, and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

11.6. **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement shall be in writing (which may include facsimile) and shall be deemed to have been given and received when delivered to the address specified by the party to receive the notice. The respective address of each Member shall be as set forth on Exhibit A. Any party may, at any time by giving five (5) days' prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice shall be given.

11.7. **Amendments.** Any amendment to this Agreement shall be adopted and be effective as an amendment hereto only if approved in writing by the Manager and a Majority in Interest of the Class C Members; provided, however, that, (i) no amendment shall reduce the Capital Account of any Member, any Member's rights to distributions with respect thereto, any Member's interest in Profits and Losses of the Company, or any Member's voting rights unless such Member has consented in writing to such amendment and (I) the unanimous approval of the Members shall be required to alter or amend any provision of this Agreement that provides that certain actions may be taken only with the unanimous consent or approval of the Members. The Manager may amend Exhibit A hereto at any time and from time to time to reflect the admission or withdrawal of any Member, or the change in any Member's Capital Contributions, or any changes in the Member's addresses, all as contemplated by this Agreement.

11.8. **No Interest in Company Property; Waiver of Action for Partition.** No Member has any interest in specific property of the Company. Without limiting the foregoing, each Member irrevocably waives during the duration of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

11.9. **Multiple Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

11.10. **Investment Representation.** Each Member hereby represents to, and agrees with, the other Members and the Company that such Member is acquiring the Membership Interest for investment purposes for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest. No other Person will have any direct or indirect beneficial interest in or right to the Membership Interest.

11.11. **Legal Counsel.** Counsel to the Company may also be counsel to the Manager or any of its Affiliates. The Manager may execute on behalf of the Company and the Member any consent to the representation of the Company that counsel may request pursuant to the applicable rules of professional conduct in any jurisdiction (the "**Rules**"). The Company has initially selected Gallagher Law, a limited liability company, as its counsel ("**Counsel**"). Each Member acknowledges that Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Counsel (and then only to the extent specifically set forth in that agreement), and that in the absence of any such agreement Counsel shall owe no duties directly to a Member. In the event any dispute or controversy arises between any Member and the Fund, or between any Member or the Fund, on the one hand, and the Manager (or an Affiliate thereof) that Counsel represents on the other hand, then each Member agrees that Counsel may represent either the Company or the Manager (or its Affiliate), or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Member further acknowledges that, whether or not Counsel has in the past represented such Member with respect to other matters, Counsel has not represented the interest of any Member in the preparation and negotiation of this Agreement.

11.12. **Confidentiality**. Each Member agrees, as set forth below, with respect to any information pertaining to the Company or any of its assets that is provided to such Member pursuant to this Agreement or otherwise (collectively "**Confidential Matter**"), to treat as confidential all such information, together with any analyses, studies, or other documents or records prepared by such Member, its Affiliates, or any representative or other person acting on behalf of such Member (collectively its "**Authorized Representatives**"), which contain or otherwise reflect or are generated from Confidential Matters, and will not permit any of its Authorized Representatives to, disclose any Confidential Matter, provided that any Member (or its Authorized Representative) may disclose any such information: (a) as has become generally available to the public; (b) as may be required or appropriate in any report, statement, or testimony submitted to any governmental authority having or claiming to have jurisdiction over such Member (or its Authorized Representative) but only that portion of the data and information which, in the written opinion of counsel for such Member or Authorized Representative is required or would be required to be furnished to avoid liability for contempt or the imposition of any other material judicial or governmental penalty or censure; (c) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; or (d) as to which the Manager has consented in writing. Notwithstanding anything herein to the contrary, any Member (and any employee, representative, or other agent of such Member) may disclose to any and all persons, without limitation of any kind, such Member's U.S. federal income tax treatment and the U.S. federal income tax structure of the transactions contemplated hereby relating to such Member and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, no disclosure of any information relating to such tax treatment or tax structure may be made to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.

IN WITNESS WHEREOF, the Members of Bequest Legacy Fund I, LLC have executed this Agreement, effective as of the date first written above.

Class C Member:

BEQUEST CAPITAL, LLC

By:____
Martin Saenz, Manager

JOINDER TO

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

BEQUEST LEGACY FUND I, LLC

The undersigned hereby agrees to be legally bound by the Limited Liability Company Operating Agreement of Bequest Legacy Fund I, LLC (the "Company") dated as of August 9, 2023 (as amended, the "Operating Agreement"), by and among the members set forth on the signature page to the Operating Agreement and such other persons who may become members after the date thereof. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Operating Agreement.

This Joinder to Limited Liability Company Operating Agreement of Bequest Legacy Fund I, LLC is made pursuant to Section 6.5 of the Operating Agreement, by reason of a subscription for a Class ____ Membership Interest in the Company.

Upon the signature of the undersigned and acceptance of the undersigned's subscription for Class ______ Membership Interests by the Company, the undersigned shall be deemed to be a Member of the Company for all purposes under the Operating Agreement and shall be entitled to exercise all rights reserved to a Member in the Operating Agreement or by law.

BEQUEST CAPITAL, LLC

Date:____________________

By: ____
Martin Saenz
President

Acknowledged and approved:

For Entities:

____

By: _________________________________
Name:
Title:

For individuals:

____

EXHIBIT A

Dated as of August 9, 2023

Name and Address	**Capital Contribution**	**Percentage Interest of Company**
Class C Members – Membership Interest		
BEQUEST CAPITAL, LLC 2 N Tamiami Trail, Suite 101 Sarasota, FL 34236	$10,000	80%
Class A, B and D Members– Membership Interest		
____ Members	$50,000,000	20%

[All Class A, B and D Members, including those that participate in this Offering will own an aggregate of 20% Percentage Interests in the Company. The Percentage Interest was set arbitrarily by the Company to ensure that the Class A, B and D Interests will retain their equity status. This Percentage Interest will not entitle the Class A, B and D Members to any additional rights other than those explicitly set forth in this Agreement.]

EXHIBIT B

Provisions Related to Maintenance of Capital Accounts and Allocation of Profits and Losses

B.1. **<u>Additional Definitions</u>.** In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below:

"**Adjusted Capital Account**" shall mean, with respect to any Member, the balance in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments (i) increasing the Capital Account by any amounts that the Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) reducing the Capital Account by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Capital Account Deficit**" means the deficit balance, if any, in a Member's Adjusted Capital Account." The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Company Minimum Gain**" has the same meaning as "partnership minimum gain" set forth in Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

"**Depreciation**" shall mean for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Partnership Representative, and if the Company uses the "remedial allocation method" under Regulation Section 1.704-3(d) with respect to any asset, Depreciation for that asset shall be computed in accordance with Regulation Section 1.704-3(d)(2).

"**Excess Nonrecourse Liabilities**" has the same meaning as set forth in Regulation Section 1.752-3(a)(3).

"**Gross Asset Value**" with respect to any asset shall mean the asset's adjusted basis for federal income tax purposes, except as follows:

(1) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset, as determined by the contributing Member and the Company.

(2) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Partnership Representative, as of the following times:

(i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution of money or other property;

(ii) the distribution by the Company to a Member of more than a de minimis amount of money or other property as consideration for an interest in the Company;

(iii) the liquidation of the Company for federal income tax purposes within the meaning of Regulation Section 1.704-1(b)(2)(I)(g);

except that the adjustments pursuant to clauses (i) and (I) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(3) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

(4) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Regulation Section 1.704-1(b)(2)(iv)(m) and Section B.2, except that Gross Asset Values shall not be adjusted pursuant to this paragraph (4) to the extent the Manager determines that an adjustment pursuant to paragraph (2) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (4).

(5) If the Gross Asset Value of an asset has been determined pursuant to paragraphs (1), (2), or (4), that Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to that asset for purposes of computing Profits and Losses.

"**Member Nonrecourse Debt**" has the same meaning as "partner nonrecourse debt" set forth in Regulation Sections 1.704-2(b)(4) and 1.704-2(i).

"**Member Nonrecourse Debt Minimum Gain**" shall have the same meaning as "partner nonrecourse debt minimum gain" set forth in Regulation Section 1.704-2(i) and shall be determined in accordance with the principles of that Section.

"**Member Nonrecourse Deductions**" has the same meaning as "partner nonrecourse deductions" set forth in Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"**Nonrecourse Deductions**" are deductions having the meaning set forth in Regulation Sections 1.704-2(b)(1) and 1.704-2(c).

"**Profits and Losses**" shall mean for each taxable year or other period, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with Code Section 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be added to such taxable income or loss.

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or that are treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be subtracted from such taxable income or loss.

(3) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (2), (3) or (4) of the definition of Gross Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses.

(4) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value.

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for the taxable year or other period, computed in accordance with the definition of Depreciation under this Agreement.

(6) Notwithstanding the above, any items that are specially allocated pursuant to Sections B.3 or B.4 shall not be taken into account in computing Profits and Losses.

"**Regulations**" means the regulations currently in force from time to time as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code. If a word or phrase is defined in this Agreement by cross-referencing the Regulations, then to the extent the context of this Agreement and the Regulations require, the term "Member" shall be substituted in the Regulations for the term "partner", the term "Company" shall be substituted in the Regulations for the term "partnership," and other similar conforming changes shall be deemed to have been made for purposes of applying the Regulations.

B.2. <u>Preparation and Maintenance of Capital Accounts</u>.

(a) The Capital Account for each Member shall:

(1) be increased by (i) the amount of money contributed by that Member to the Company, (ii) the fair market value of property contributed by that Member to the

Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (ii) allocations to that Member of Profits and any other Company income and gain (or items thereof), including loss and deduction described in Regulation Section 1.704-1(b)(2)(iv)(g), and

(2) be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), and (ii) allocations of Losses and any other Company loss and deduction (or items thereof), including loss and deduction described in Regulation Section 1.704-1(b)(2)(iv)(g).

(b) The Members' Capital Accounts also shall be maintained and adjusted as permitted by the provisions of Regulation Section 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Regulation Sections 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Regulation Section 1.704-1(b)(2)(iv)(g). On the transfer or all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Regulation Section 1.704-1(b)(2)(iv)(1).

B.3. **Regulatory Allocations**. Notwithstanding Section 5 of this Agreement and any other provision in this Exhibit B, the following special allocations shall be made in the following order:

(a) **Limitation on Allocation of Losses**. No Losses shall be allocated to a Member under Section 5 of the Agreement to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit at the end of any taxable year. Losses that would have been allocated to a Member but for the preceding sentence shall be allocated (1) first, to Members with positive balances in their Adjusted Capital Accounts, in proportion to and to the extent thereof, and (2) thereafter, among the Members in accordance with their respective interests in the Company, in accordance with Regulation Section 1.704-1(b)(3).

(b) **Minimum Gain Chargeback.** If there is a net decrease in Company Minimum Gain during any Company taxable year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Regulation Section 1.704-2(f). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. This Section B.3(b) is intended to comply with the minimum gain chargeback requirement in Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(c) **Member Minimum Gain Chargeback.** If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year

(and, if necessary, subsequent years) in accordance with Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(i)(4). This Section B.3(c) is intended to comply with the minimum gain chargeback requirement in Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(I)(d)(4), 1.704-1(b)(2)(I)(d)(5), or 1.704-1(b)(2)(I)(d)(6) that would create an Adjusted Capital Account Deficit for such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section B.3(d) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section B.3(d) and Section B.3(e) were not in the Agreement.

(e) Gross Income Allocation. If any Member has an Adjusted Capital Account Deficit at the end of any Taxable Year, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section B.3(e) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section B.3(e) were not in the Agreement.

(f) Nonrecourse Deductions. Nonrecourse Deductions (and Excess Nonrecourse Liabilities) for any taxable year or other period shall be allocated among the Members in proportion to their respective Percentage Interests.

(g) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i).

(h) Curative Allocations. The allocations set forth in Sections B.3(a) through B.3(g) (the "**Regulatory Allocations**") are intended to comply with certain requirements of Regulation Section 1.704-1(b). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section B.3(h). Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner he determines appropriate so that, after such offsetting allocations are made, a Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5 of the Agreement. In exercising his discretion under this Section B.3(h), the Manager shall take into account any future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory

Allocations previously made. In addition, if as a result of any provision of this Agreement any Member is required to include in income any amounts other than those specifically contemplated by this Agreement and the Company receives a corresponding tax deduction, that deduction (or any part thereof) may, in the discretion of the Manager, be specially allocated to the Member required to include such amount in income.

B.4. Tax Allocations: Code Section 704(c). The provisions specified in Section 5 of the Agreement and Section B.3 above shall govern the maintenance of the Member's Capital Accounts and the allocation of items to the Members for Code Section 704(b) book purposes. The following provisions of this Section B.4 apply solely for the purpose of determining how items of Company income, gain, loss, deduction and credit, as computed for federal income tax purposes, are to be allocated among the Members for federal, state and local tax purposes, and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Losses, or the manner in which distributions are made to the Members under this Agreement:

(a) Contributed Property. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

(b) Revalued Property. If the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (2) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c) Elections. Any elections or other decisions relating to allocations pursuant to this Section B.4 shall be made by the Partnership Representative in any manner that reasonably reflects the purpose and intention of this Agreement.

B.5. Miscellaneous Allocation Provisions.

(a) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations promulgated thereunder.

(b) Except as otherwise provided in this Agreement, all items of Company income gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the year.

(c) For the purpose of determining each Member's share of Excess Nonrecourse Liabilities pursuant to Regulation Section 1.752-3(a)(3), and solely for such purpose, each Member's interest in Company Profits is hereby specified to be such Member's proportionate share of Company Profits allocated to such Member.

Legacy Fund Operating Agreement for Reg CF Filing

Final Audit Report 2024-09-02

Created:	2024-08-28
By:	Jim Hirchak (pjhirchak@bqfunds.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA2znK20GnUc3Xn-qcKHMZxUu4xCHFD-bq

"Legacy Fund Operating Agreement for Reg CF Filing" History

- Document created by Jim Hirchak (pjhirchak@bqfunds.com)
  2024-08-28 - 5:32:57 PM GMT

- Document emailed to Shawn Muneio (shawn@bqfunds.com) for signature
  2024-08-28 - 5:33:03 PM GMT

- Email viewed by Shawn Muneio (shawn@bqfunds.com)
  2024-08-28 - 5:33:49 PM GMT

- Email viewed by Shawn Muneio (shawn@bqfunds.com)
  2024-08-31 - 11:38:20 AM GMT

- Email viewed by Shawn Muneio (shawn@bqfunds.com)
  2024-09-02 - 2:38:23 AM GMT

- Document e-signed by Shawn Muneio (shawn@bqfunds.com)
  Signature Date: 2024-09-02 - 12:17:06 PM GMT - Time Source: server

- Document emailed to Martin Saenz (martin@bqfunds.com) for signature
  2024-09-02 - 12:17:08 PM GMT

- Email viewed by Martin Saenz (martin@bqfunds.com)
  2024-09-02 - 12:18:01 PM GMT

- Document e-signed by Martin Saenz (martin@bqfunds.com)
  Signature Date: 2024-09-02 - 9:34:53 PM GMT - Time Source: server

- Agreement completed.
  2024-09-02 - 9:34:53 PM GMT